UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.     GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

              [X]  MERGER

              [ ]  LIQUIDATION

              [ ] ABANDONMENT OF REGISTRATION
              (Note: Abandonment's of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

              [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund:

              CLAYMORE/RAYMOND JAMES SB-1 EQUITY FUND (THE "FUND")

3.     Securities and Exchange Commission File No.:

              811-21863

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

              [ ] Initial Application [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

              2455 CORPORATE WEST DRIVE
              LISLE, ILLINOIS  60532

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

              MARK MATHIASEN
              2455 CORPORATE WEST DRIVE
              LISLE, ILLINOIS  60532
              (630) 577-2283

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

              CLAYMORE ADVISORS, LLC
              2455 CORPORATE WEST DRIVE
              LISLE, ILLINOIS  60532

                       OR

              THE BANK OF NEW YORK MELLON
              101 BARCLAY STREET
              NEW YORK, NEW YORK 10286

              NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

              [X] Management company;

              [ ] Unit investment trust; or

              [ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

              [ ]    Open-end     [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

              DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              CLAYMORE ADVISORS, LLC
              2455 CORPORATE WEST DRIVE
              LISLE, ILLINOIS 60532

                       AND

              RAYMOND JAMES & ASSOCIATES, INC.
              880 CARILLON PARKWAY
              ST. PETERSBURG, FLORIDA 33716

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

              RAYMOND JAMES & ASSOCIATES, INC.
              880 CARILLON PARKWAY
              ST. PETERSBURG, FLORIDA 33716

13.    If the fund is a unit investment trust ("UIT") provide: N/A

       (a)    Depositor's name(s) and address(es):

       (b)    Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

              [ ]  Yes     [X]  No

       If Yes, for each UIT state:

              Name(s):

              File No.: 811-_____

              Business Address:

15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes     [ ] No

              If Yes, state the date on which the board vote took place:

              THE BOARD OF TRUSTEES OF THE FUND APPROVED THE
              REORGANIZATION OF THE FUND ON MAY 27, 2008.

              If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

              [X] Yes    [ ] No

              If Yes, state the date on which the shareholder vote took place:

              THE SHAREHOLDER VOTE APPROVING THE REORGANIZATION OF THE FUND TOOK PLACE ON AUGUST 28, 2008.

              If No, explain:

II.    DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [X] Yes    [ ] No

       (a) If Yes, list the date(s) on which the fund made those distributions:

              SEPTEMBER 3, 2008

       (b)    Were the distributions made on the basis of net assets?

              [X] Yes    [ ] No

       (c) Were the distributions made pro rata based on the share of ownership?

              [X] Yes    [ ] No

       (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

              THE SHARES OF THE FUND WERE EXCHANGED FOR SHARES OF CLAYMORE/RAYMOND JAMES SB-1 EQUITY ETF (THE "ACQUIRING FUND") AT A RATIO OF 1-TO-1. THE ACQUIRING FUND HAD NOT ISSUED ANY SHARES PRIOR TO THE REORGANIZATION SO, IN CONNECTION WITH THE REORGANIZATION, IT ISSUED A NUMBER OF SHARES EQUAL TO THE NUMBER OF SHARES OF THE FUND THAT WERE OUTSTANDING IMMEDIATELY PRIOR TO THE REORGANIZATION.

       (e)    Liquidations only: N/A

              Were any distributions to shareholders made in kind?

              [ ] Yes    [ ]  No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only:
       Has the fund issued senior securities?

                           [ ]    Yes                [X]      No

              If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.    Has the fund distributed ALL of its assets to the fund's shareholders?

              [X] Yes    [ ] No

              If No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [ ] Yes    [X] No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              [ ] Yes    [X] No

              If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form was filed?

       (b)    Why has the fund retained the remaining assets?

       (c)    Will the remaining assets be invested in securities?

              [ ] Yes    [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ] Yes    [X] No

       If Yes,

       (a)    Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay those outstanding debts or other liabilities?

IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a) List the expenses incurred in connection with the Merger or
           Liquidation:

              (i)    Legal expenses: $353,104

              (ii)   Accounting expenses: $5,000

              (iii)  Other expenses (list and identify separately):

              MAILING EXPENSES:         $12,379
              PRINTING EXPENSES:        $19,979

              (iv)   Total expenses (sum of lines (i)-(iii) above): $390,462

       (b)    How were those expenses allocated?

              THE EXPENSES OF THE REORGANIZATION WERE ALLOCATED TO THE FUND. IN APPROVING THE TERMS OF THE REORGANIZATION, THE BOARD OF TRUSTEES OF THE FUND AND THE INVESTMENT ADVISER OF THE FUND, CLAYMORE ADVISORS, LLC (THE "ADVISER"), AGREED THAT THE EXPENSES BORNE BY THE FUND WOULD NOT EXCEED A PRE-DETERMINED AMOUNT ABSENT SPECIFIC APPROVAL OF SUCH EXCESS EXPENSES BY THE BOARD OF TRUSTEES OF THE FUND AND THAT EXPENSES IN EXCESS OF SUCH PRE-DETERMINED AMOUNT WOULD BE BORNE BY THE ADVISER.

       (c)    Who paid those expenses?

              $350,000 OF THE EXPENSES OF THE REORGANIZATION WERE BORNE BY THE FUND. $40,462 WAS BORNE BY THE ADVISER.

       (d)    How did the fund pay for unamortized expenses (if any)?

              N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [ ] Yes    No [X]

       If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

              [ ] Yes    [X] No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [ ] Yes    [X] No

       If Yes, describe the nature and extent of those activities:

VI.    MERGERS ONLY

26.    (a)    State the name of the fund surviving the Merger:

              CLAYMORE/RAYMOND JAMES SB-1 EQUITY ETF (A SERIES OF CLAYMORE EXCHANGE-TRADED FUND TRUST)

       (b) State the Investment Company Act file number of the fund surviving the Merger:

              811-21906

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              THE FORM OF AGREEMENT AND PLAN OF REORGANIZATION WAS FILED WITH THE COMMISSION ON FORM N-14 (FILE NO. 333-151394) ON JULY 16, 2008 (INCLUDED AS APPENDIX A TO THE REORGANIZATION STATEMENT OF ADDITIONAL INFORMATION).

       (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of CLAYMORE/RAYMOND JAMES SB-1 EQUITY FUND, (ii) he is the SECRETARY of CLAYMORE/RAYMOND JAMES SB-1 EQUITY FUND and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amended Form N8-F application have been taken. The undersigned also states that the facts set forth in this Amended Form N-8F application are true to the best of her knowledge, information and belief.



                                                 CLAYMORE/RAYMOND JAMES SB-1
                                                 EQUITY FUND


                                                 By:      /s/ Mark E. Mathiasen
                                                          ---------------------
                                                          Mark E. Mathiasen
                                                          Secretary